Michael Francis

Akerman Senterfitt
One Southeast Third Avenue
25th Floor
Miami, Florida 33131
Tel: 305.374.5600
Fax: 305.374.5095

October 19, 2010

VIA FACSIMILE AND EDGAR

John Zitko
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: rVue Holdings, Inc.
Form 10-K for the Year ended January 31, 2010 Filed March 11, 2010

Form 8-K
Filed May 19, 2010, as amended File No. 333-158117

Dear Mr. Zitko:

Pursuant to our telephone conversation on October 19, 2010 and on behalf of rVue Holdings, Inc. (the "Company"), the Company requests an extension of time until October 29, 2010 to respond to the Staff's comment letter, dated October 6, 2010, regarding the above-referenced Form 10-K and Form 8-K. We believe that the Company will be able to provide responses that fully address the Staff's comments at that time. If you have any questions, please call me at 305.982.5581.

Sincerely,

AKERMAN SENTERFITT

Michael Francis
For the Firm

cc: Securities and Exchange Commission
Larry Spirgel, Assistant Director

rVue Holdings, Inc.
David A. Loppert, Chief Financial Officer